INCOBA, LLC DBA DYNARIS

FINANCIAL STATEMENTS AND ACCOUNTANT'S REVIEW REPORT

Years Ended December 31, 2020 and 2019

INCOBA, LLC DBA DYNARIS
TABLE OF CONTENTS

Our Mission & Vision

- Introduce medical professionals and their patients to the benefits of Dynaris selective oxygen technology and products.
- Improve the effectiveness, comfort and convenience of therapy for oxygen-dependent patients.
- Reduce the cost of oxygen therapy and improve the standard of care for the patient.

Founded in 2014, Dynaris has developed a new standard in oxygen delivery devices. Its patented and FDA Cleared Apogee is the first in a line of products designed to improve patient health, eliminate oxygen waste, reduce prescription costs and provide a more comfortable therapeutic experience.

Dynaris is a developer and manufacturer of oxygen therapy technologies. The company operates out of its ISO-13485 compliant facility in Chesterfield, MO., in association with the St. Louis Economic Development Partnership incubator program.

Lon Aylsworth, CEO
Founder

"A Message from Management"

The Company has been involved in the research and development of portable oxygen therapy technologies. The first line of products is a patented and FDA approved ambulatory oxygen delivery system "The Dynaris Apogee". The delivery system offers oxygen patients a new level of oxygen delivery system that provides dynamic new advantages including:

- Senses and delivers oxygen at the earliest moment of inhalation to maximize oxygen deposition to the lungs.
- Delivers prescribed oxygen to maintain patient's therapy without wasting oxygen to a blocked nasal passage.
- Provides full pulse volume even at higher respiratory rates. (competitors' systems can only deliver "minute volume" and must decrease pulse volume to compensate for breath rate increases.)
- Delivers 99% pure oxygen versus as low as 82% for portable oxygen concentrators.
- Reduces nasal dryness and irritation by allowing the partially blocked passage to rest and rehydrate.
- When attached to a M-6 oxygen cylinder at a breath rate of 20, the Apogee may provide up to 13.6 hours of therapy, many times longer than comparable sized system.
- Requires fewer refills thereby offering greater efficiency, mobility, and cost savings.



Protective Bag
with Carry Strap
Custom Regulator
on O2 Cylinder
Patient & Supply
Connections
Dynamic
Controller
Apogee
Cannula
FRM-023-031 Rev-A

FINANCIAL STATEMENTS

15450 South Outer Forty Rd., Suite 135
Chesterfield, MO 63017
636.532.9525

SIKICH.COM

Independent Accountant's Review Report

The Officers and Members
Incoba, LLC Dba Dynaris
Chesterfield, Missouri

We have reviewed the accompanying financial statements of Incoba, LLC dba Dynaris (the Company) a partnership, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, cash flows, and changes in members' equity (deficiency) for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the basic financial statements. The supplemental information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplemental information. We have not audited the supplemental information and do not express an opinion on such information.

Sikich LLP

Chesterfield, Missouri
August 5, 2021

INCOBA, LLC DBA DYNARIS

BALANCE SHEETS

December 31, 2020 and 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 126,542	$ 51,297
Inventories	168,299	11,120
Deposits	2,384	1,513
Prepaid legal fees	-	526
TOTAL CURRENT ASSETS	297,225	64,456
PROPERTY AND EQUIPMENT		
Furniture, equipment, and tooling	215,420	135,266
Less - Accumulated depreciation	(82,569)	(56,537)
TOTAL PROPERTY AND EQUIPMENT	132,851	78,729
OTHER ASSETS		
Patents and trademarks	157,261	87,054
TOTAL ASSETS	$ 587,337	$ 230,239
LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY)		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 25,603	16,995
Accrued interest payable	4,766	4,766
TOTAL CURRENT LIABILITIES	30,369	21,761
LONG-TERM LIABILITIES		
Notes payable	715,000	715,000
TOTAL LIABILITIES	745,369	736,761
MEMBERS' EQUITY (DEFICIENCY)	(158,032)	(506,522)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY)	$ 587,337	$ 230,239

See accountant's review report and notes to financial statements.

INCOBA, LLC DBA DYNARIS

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2020 and 2019

	2020	2019
NET SALES	$ -	$ -
COST OF SALES	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES	745,616	691,360
OPERATING LOSS	(745,616)	(691,360)
INTEREST EXPENSE	(57,194)	(51,816)
NET LOSS	$ (802,810)	$ (743,176)

See accountant's review report and notes to financial statements.

INCOBA, LLC DBA DYNARIS

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (802,810)	(743,176)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	26,032	19,165
(Increase) decrease in:		
Inventories	(157,179)	(5,358)
Deposits	(871)	-
Prepaid expenses	526	-
Increase (decrease) in:		
Accounts payable	8,608	5,774
Accrued interest payable	-	3,099
Total adjustments	(122,884)	22,680
Net cash used in operating activities	(925,694)	(720,496)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment	(80,154)	(16,062)
Investments in patents and trademarks	(70,207)	(28,020)
Net cash used in investing activities	(150,361)	(44,082)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' capital contributions	1,151,300	364,700
Proceeds from notes payable	-	390,000
Net cash provided by financing activities	1,151,300	754,700
NET INCREASE (DECREASE) IN CASH	75,245	(9,878)
CASH, BEGINNING OF YEAR	51,297	61,175
CASH, END OF YEAR	$ 126,542	$ 51,297
Supplemental disclosure of cash flows:		
Interest paid during the year	$ 57,194	$ 48,717

See accountant's review report and notes to financial statements.

INCOBA, LLC DBA DYNARIS

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIENCY)

For the Years Ended December 31, 2020 and 2019

	Members' Units Outstanding	Capital Contributions	Accumulated Operating Losses	Total Members' Equity
December 31, 2018	49,275	$ 1,708,081	$ (1,836,127)	$ (128,046)
Capital contributions	3,147	364,700	-	364,700
Net loss	-	-	(743,176)	(743,176)
December 31, 2019	52,422	2,072,781	(2,579,303)	(506,522)
Capital contributions	8,923	1,151,300	-	1,151,300
Net loss	-	-	(802,810)	(802,810)
December 31, 2020	61,345	$ 3,224,081	$ (3,382,113)	$ (158,032)
Total Authorized Units	72,750			

See accountant's review report and notes to financial statements.

1. NATURE OF OPERATIONS

Incoba, LLC (the Company) was formed in 2014 under the laws of Texas. The Company operates under the name Dynaris. The Company is engaged in the research, development, and manufacturing of medical devices. The Company operates out of an ISO-13485 compliant facility in Chesterfield

The Company has been involved in the research and development of portable oxygen therapy technologies. The first line of products is a patented and FDA approved ambulatory oxygen delivery system "The Dynaris Apogee". The delivery system offers oxygen patients a new level of oxygen delivery system..

The Apogee system is a complete system including: (1) dual sensor oxygen regulator, (2) carry bag, (3) specially designed nasal cannulas, and (4) oxygen conserver.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies consistently applied by the Company in the preparation of the accompanying financial statements are summarized below:

Basis of Accounting

The Company follows accounting principles generally accepted in the United States of America. Accordingly, it utilizes the accrual method of accounting whereby revenues are recorded when performance obligations are satisfied and expenses are recorded when incurred.

Inventories

Inventories are valued at the lower of cost or market value on a first-in, first-out basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed principally using the straight-line method with asset lives as follows:

Asset	Years
Furniture	7
Equipment and Tooling	5 - 7

Total depreciation charged for the years ended December 31, 2020 and 2019 was $26,032 and $19,165, respectively.

Revenue Recognition

The Company had not started selling products as of December 31, 2020.

Marketing Costs

The Company's policy is to expense advertising and promotion costs as incurred. Total advertising and promotion costs amounted to $39,915 and $53,457 for the years ended December 31, 2020 and 2019, respectively.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash. The Company has no cash equivalents.

Accounts Receivable

The Company has no receivables at this time.

Patents and Trademarks

The Company owns or possesses sufficient legal rights to all material patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes necessary for its business as now conducted and as presently proposed to be conducted, without any known infringement of the rights of others.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Patents and Trademarks (Continued)

Management has determined that the patents and trademarks have indefinite lives and as such are not amortizable, rather, they are carried at cost less impairment, if any. Management has determined this is no impairment during 2020 and 2019.

Concentration of Credit Risk

The Company maintains its cash balance in Bank of America. At December 31, 2020 and 2019, the bank balance of the Company's deposits were $132,431 and $57,934, respectively. Of the Company's bank balance as of December 31, 2020 and 2019, all funds were covered by federal depository insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and management elected to be tax as a partnership. The income or loss and other tax items flows-through and are reportable on the Members' personal income tax returns based on their average ownership percentage during the year..

3. NOTES PAYABLE

The Company has unsecured notes payable to a unrelated individual that totaled $715,000 at December 31, 2020 and 2019. Interest is paid monthly at 8%. The principal is due December 31, 2029.

4. RISK AND UNCERTAINTIES

The Company is exposed to various risks of loss related to torts; theft of, damage to, and destruction of assets; errors and omissions; and natural disasters. The Company has transferred these risks by purchasing insurance from commercial enterprises. Settled claims have not exceeded this commercial coverage in the most recent reporting period.

5. COMMITMENTS

The Company leases its facilities under one-year operating lease ending on July 31, each year. The remaining rent commitment at December 31, 2020 is $16,683, based on a monthly rent of $2,383. Further renewals are subject to 5% increases.

6. CONCENTRATIONS

Three members each own 20.5% of the member units outstanding at December 31, 2020.

7. COVID-19 FINANCIAL STATEMENT IMPACT

The COVID-19 pandemic, whose effects first became known in January 2020, is having a broad and negative impact on commerce around the world. This is particularly true of the medical industry demand for products associated with patients needs, including oxygen delivery technology. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impacts on medical trends and utilization, which at present, cannot be determined. Accordingly, the extent to which COVID-19 may impact the Company's financial position, future operations, and cash flows is uncertain and the accompanying financial statements include no adjustments relating to the pandemic.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 5, 2021, the date which the financial statements were available for issue.

SUPPLEMENTAL INFORMATION

INCOBA, LLC DBA DYNARIS

OPERATING EXPENSES

For the Years Ended December 31, 2020 and 2019

		2020		2019
Accounting	**$**	**1,500**	$	1,400
Bank service charges		**12**		60
Clinical trials		**53,743**		-
Depreciation		**26,032**		19,165
Dues and subscriptions		**89**		109
FDA clearance		**5,837**		39,398
Legal		**7,495**		15,011
Liability insurance		**621**		623
Marketing		**39,915**		53,457
Meals and entertainment		**2,608**		4,342
Office manager		**28,665**		21,230
Office supplies		**8,965**		6,416
Personal property tax		**449**		159
Postage and delivery		**1,480**		707
Product development:				
Developer guaranteed payments		**188,000**		180,000
Outsourced engineering fees		**235,037**		223,715
Prototype parts and tools		**48,550**		23,129
Quality and regulatory fees		**59,372**		70,817
Rent		**23,925**		18,330
Shop		**7,089**		1,915
Travel		**1,075**		6,892
Utilities		**5,157**		4,485
TOTAL OPERATING EXPENSES	**$**	**745,616**	**$**	**691,360**

See accountant's review report.